Annual Meeting of Shareholders

November 21, 2006

PROVIDENT Bank™

More for you everyday.

Celebrating 50 years in the Community

Fiscal Year 2006 Highlights

- ✓ Record net income of $20.5 million, or $2.98 per share, up 13% from the same period last year.
- ✓ The sale of a commercial building with a gain of $3.6 million, net of statutory taxes.
- ✓ Opening of PBM offices in Carlsbad and Vista, California.
- ✓ Signed a lease agreement for a new retail banking office in the La Sierra area of Riverside (Winter 2006).
- ✓ Reorganization of Mortgage Banking Division, including the closing of Fullerton office in January 2006.

Fiscal Year 2006 Highlights

- ✓ Signed a Purchase and Sale Agreement to sell approximately 6 acres of land in Riverside.
- ✓ Completed the June 2005 stock repurchase program and approved the May 2006 Program.
- ✓ Established the Provident Savings Bank Charitable Foundation in June 2006.

Subsequent Events

- ✓ Completed the sale of approximately 6 acres of land in Riverside with a gain of $1.3 million, net of statutory taxes.
- ✓ Signed a lease agreement for a new retail banking office in Moreno Valley - Iris Avenue (Fall 2007) and opened a new PBM wholesale office in Pleasanton, California.
- ✓ Announced quarterly cash dividend of $0.18 per share in October 2006, an increase of 20%.

Net Income


Net Income (In Thousands)
$25,000
$20,000
$15,000
$10,000
$5,000

	FY2002	FY2003	FY2004	FY2005	FY2006
Net Income	$9,109	$16,889	$15,069	$18,699	$20,540

Diluted Earnings Per Share

Diluted Earnings Per Share (EPS)



$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50

	FY2002	FY2003	FY2004	FY2005	FY2006
Diluted EPS	$1.12	$2.20	$2.09	$2.64	$2.98

Return on Stockholders' Equity



Return On Average Stockholders' Equity
(ROE)
20.00%
15.00%
10.00%
5.00%

	FY2002	FY2003	FY2004	FY2005	FY2006
ROE	9.05%	16.51%	14.13%	16.10%	15.71%

Total Assets

Total Assets (In Millions)



$2,000
$1,500
$1,000
$500

	06/30/2002	06/30/2003	06/30/2004	06/30/2005	06/30/2006
Total Assets	$1,005	$1,262	$1,319	$1,632	$1,622

Loans Held For Investment



Loans Held For Investment (In Millions)
$1,400
$1,200
$1,000
$800
$600
$400

	06/30/2002	06/30/2003	06/30/2004	06/30/2005	06/30/2006
Loans Held For Investment	$594	$744	$863	$1,132	$1,263

Total Deposits

Deposits (In Millions)



$1,000
$800
$600
$400

	06/30/2002	06/30/2003	06/30/2004	06/30/2005	06/30/2006
Deposits	$677	$754	$851	$919	$918

Stock Performance

(Compared to NASDAQ and NASDAQ Bank Indices)

COMPARISON OF CUMMULATIVE TOTAL RETURNS*



$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
PROV
NASDAQ Stock Index
NASDAQ Bank Index
6/30/01
6/30/02
6/30/03
6/30/04
6/30/05
6/30/06

	6/30/01	6/30/02	6/30/03	6/30/04	6/30/05	6/30/06
PROV	$100.00	$144.10	$190.15	$233.03	$282.36	$307.69
NASDAQ Stock Index	$100.00	$68.12	$75.63	$95.33	$96.36	$102.50
NASDAQ Bank Index	$100.00	$112.20	$113.88	$136.48	$145.73	$155.55